October 31, 2016

Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Allergan plc

Form 8-K

Filed August 8, 2016

File No. 001-36867

Dear Mr. Rosenberg:

We are writing in response to the comment letter dated October 26, 2016 submitted to Allergan plc (the “Company”) from the Division of Corporation Finance (the “Staff”) regarding the Company’s Exhibit 99.1 Press Release dated August 8, 2016 for the three and six months ended June 30, 2016 and 2015 and regarding the Company’s response to the Staff’s comment letter dated October 17, 2016. For your convenience, the Staff’s prior comments are included below.

Exhibit 99.1 Press Release dated August 8, 2016

General

Comment 1

You indicate in response to prior comment 1 that you use non-GAAP net income attributable to shareholders as an operating and performance measure and not as a liquidity measure. Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations made clear, however, that whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, not on how management chooses to characterize it. Your non-GAAP measure bears a striking resemblance to your cash flows and differs drastically, including directionally, from your GAAP net income from continuing operations. For example, your non-GAAP net income was $2,650.3 million for the six months ended June 30, 2016 while your GAAP cash flows from operating activities were $2,601.0 million. In order to convert your GAAP net loss from continuing operations for the same period of $514.8 million to non-GAAP net income, you eliminated almost $3.2 billion of mostly non-cash charges. We believe that your per share presentation is inconsistent with both Commission and staff guidance and should be discontinued.

Response

The Company notes that the cash flows from operations for the six months ended June 30, 2016 of $2,601.0 million includes the results of our discontinued operations. As noted in our Form 10-Q, net income from discontinued operations adjusted for significant non-cash items approximates $620 million. The reported non-GAAP net income from continuing operations of $2,650.3 million excludes the contribution of our discontinued operations. While cash flows are not presented separately for continuing or discontinued operations, using the estimated $620 million of cash flows from operations from discontinued operations as a proxy, the Company respectfully submits that adjusted cash flows from operations for continuing operations only would approximate $2.0 billion. The difference between cash flows associated with our continuing operations and non-GAAP net income from continuing operations varies from period-to-period based on the nature and type of non-GAAP adjustment incurred in a given period. If an investor were to rely on our non-GAAP earnings as a liquidity measure, periods where the Company has material cash related adjustments would be misleading to our actual cash position and cash generated from operating activities.

The Company respectfully notes that its non-GAAP net income per share attributable to shareholders is not only used by the Company’s management as a performance measure, but it is viewed by our investor group as a performance metric. As described in our prior response, non-GAAP measures that adjust for both cash and non-cash items are viewed as performance measures, whereas non-GAAP liquidity measures only adjust for non-cash items. However, we also understand the Staff believes the reporting of non-GAAP net income per share should be discontinued.

We have consistently provided investors with full-year guidance on non-GAAP net income per share, and provided actual results on that basis as part of our earnings press release. Accordingly, our investor group expects the Company to continue providing such guidance in a manner that is consistent with previous periods and for the full year, and needs the Company to report this information on a quarterly basis in order to compare and analyze the Company’s performance over time and in the context of the full-year guidance and year-end results. In a situation where the Company were to miss earnings guidance, it would be of critical importance to report the miss on the same terms and using metrics already analyzed by investors. Given the investment community’s expectation that the Company will continue to provide its non-GAAP net income per share for the third and fourth quarter of this year and for the full year 2016, and the fact that investors and analysts will evaluate the Company on the basis of results in light of the current guidance, the Company will, at a minimum, need to continue to provide this information in connection with its earnings press releases for the third quarter of 2016 and the fourth quarter and full year 2016.

The Company intends to reach out by telephone to discuss these issues with the Staff.

Table 5

Comment 2

Although you indicate in response to prior comment 4 that your non-GAAP income tax adjustments are made consistent with the guidance in Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, this guidance also provides that income tax adjustments should be clearly explained. Please revise your future earnings release presentations to clearly explain, for example:

•	Why your effective non-GAAP tax rate for the first six months of 2016 is 8.3% when your statutory rate is 12.5% and you have operations in higher tax rate jurisdictions, such as the U. S. In your disclosure indicate the nature and general location of your operations in lower tax rate jurisdictions; and
•	What comprises the $72.3 million tax benefit reflected as “discrete income tax events” in Table 5 for the first six months of 2016.

Response

The Company will revise future earnings release presentation to further explain the income tax adjustments.

If you have questions concerning the foregoing, please call Maria Teresa Hilado at (862) 261-7000.

Sincerely,

/s/ Maria Teresa Hilado

Maria Teresa Hilado

Chief Financial Officer